EESTech, Inc
1260 S. Highway 98, Building 1, Suite H-5
Chino Valley, Arizona 86323

Tel : 1 (928) 636-6255
www.eestechinc.com

August 23, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. William Thompson
Mr. Adam Phippen

Re:	EESTech, Inc. (f/k/a Aqua Dyne, Inc.)
Form 8-K Filed August 3, 2006
File No. 000-32863

Dear Mr. Thompson:

This letter responds to the letter dated July 3, 2007 from your office with respect to our Form 8-K filed August 3, 2006. For your convenience, the text of your letter has been included and our response is presented below each comment in boldface type.

In previous correspondence with your office, we have stated our intention not to file a revised Preliminary Proxy Statement until your concerns with respect to EESTech, Inc.’s several Forms 8-K filed under Item 8.01 on August 3, 2006 and August 10, 2006 have been resolved. It is our belief that this letter responds to and resolves your final concerns regarding those filings, unless you contact us further about the matters discussed herein.

Form 8-K Filed August 3, 2006

1.
We reviewed your response to comment two from our comment letter dated April 3, 2007. It appears that your investment in Methgen, Inc. met the condition specified in Item 310(c)(2)(i) of Regulation S-B at the 40% level. Accordingly, we believe that you should file the audited financial statements of Methgen for the two most recent fiscal years and interim periods specified in paragraph (b) and the pro forma financial information specified in paragraph (d) of Item 310 of Regulation S-B. Refer to paragraph (c)(3)(i) of Item 310 of Regulation S-B and Item 9.01 of Form 8-K. Please file an amendment to Form 8-K to report the acquisition under Item 2.01 and include the required financial statements and pro forma financial information.

The Company has reviewed the staff’s comment. We agree with the staff’s position that the acquisition by EESTech, Inc. (the “Company”) of Methgen, Inc. (“Methgen”) was an acquisition contemplated by Item 2.01 of Form 8-K. We propose to file an amended 8-K in order to correctly state that the information filed with respect to this acquisition is filed under Item 2.01 of Form 8-K, rather than Item 8.01.

However, it is our belief that the financial statements you have requested should not be required for this transaction under Item 9.01 of Form 8-K. Item 9.01 of Form 8-K requires certain financial reports when the acquisition disclosed on the Form 8-K is the acquisition of a “business.” While this transaction was completed through a stock swap whereby the Company acquired all of the outstanding shares of Methgen, this transaction was really an acquisition of a single asset (a license for the marketing and production rights to the Hybrid Coal Gas Turbine (“HCGT”) technology in the United States (the “License”)), rather than the acquisition of a “business.”

Rule 11-01(d) of Regulation S-X states that “the term business should evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” Rule 11-01(d) continues on to state that the issues that should be considered when determining if an acquisition is an acquisition of a business are:

(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or (2) Whether any of the following attributes remain with the component after the transaction: (i) physical facilities; (ii) employee base; (iii) market distribution system; (iv) sales force; (v) customer base; (vi) operating rights; (vii) production techniques; or (viii) trade names.

At the time of the acquisition, Methgen had no revenue-producing activity, and in fact had no operations at all. Further, Methgen had no physical facilities, employees, market distribution systems, sales force, customers, productions techniques, or trade names. Finally, Methgen had no operating rights other than those associated with the License. In light of the foregoing, we do not believe that Methgen, at the time of its acquisition by the Company, would be defined as a “business” under Rule 11-01(d) of Regulation S-X.

EITF Issue No. 98-3 (“EITF 98-3”) also discusses the concepts of business combinations for accounting purposes. EITF 98-3 states, at paragraph 6, that:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

EITF 98-3 continues on to state that “an evaluation of the necessary elements should consider” the following:

Inputs - (a) long-lived assets, including intangible assets, or rights to use of long-lived assets; (b) intellectual property; (c) the ability to obtain access to necessary materials or rights; (d) employees.

Processes - (e) the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

Outputs - (f) the ability to obtain access to the customers that purchase the outputs of the transferred set.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

As noted above, at the time of the acquisition of Methgen by the Company, Methgen had no employees and no revenue-generating activities. Methgen also had no systems, standards, protocols, conventions, or rules to define the processes for normal, self-sustaining operations. Methgen had no outputs or products, and Methgen also had no ability to obtain access to the customers who would purchase any of its outputs, even if it had outputs. Other than the License, Methgen had none of the “Inputs” listed above. Since Methgen fails more than one, and in fact most, of the items required for the definition of a business, we do not believe that Methgen qualifies as a “business” under the interpretation of EITF 98-3.

In substance, at the time of the acquisition of Methgen by the Company, Methgen did not qualify as a “business” under either Rule 11-01(d) of Regulation S-X or under EITF 98-3. As a result, we do not believe the acquisition should be qualified as an “acquisition of a business” for the purposes of creating an obligation on behalf of the Company to file the financial statements described in Item 9.01 of Form 8-K. Instead, we believe that this acquisition should be considered as an acquisition of an asset, and that none of the financial statements listed in Item 9.01 are required to be filed by the Company.

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact our Company Secretary, Ian Hutcheson, at your earliest convenience at 61 7 3832 9883 or by fax 61 7 3832 1336.

Yours Sincerely,

/s/ Ian L. Hutcheson
Ian L. Hutcheson
Chief Financial Officer and Company Secretary